ALPHA MOTORSPORT,INC.
                      240  12th Street
            New Westminster, BC, Canada V3M 4H2


April 30, 2005


William A. Bennett, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-11
Washington, D.C. 20549

RE:  Alpha Motorsport, Inc.
     Registration Statement on Form SB-2
     File Number 333-119930
     Amendment No. 3, Filed March 30, 2005

Dear Mr. Bennett:

I herewith respectfully provide the following responses, keyed to correspond to your enumerated comment letter of April 18, 2005:

General
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1.  Please see the Amendments to the Promissory Notes, attached to this Amendment No. 4, as Exhibit 99.4. Repayment for both Notes have been mutually extended by the parties to 2 years from the date of the Notes, which we feel will give us ample time to close the offering and satisfy the obligations.

In addition, please see the last paragraph of the Summary section on page 5; the continuation of the fifth risk factor under Risk Factors of the Offering on the top of page 11; the third paragraph in Footnote 1 in the Use of Proceeds section on page 12; and the fourth paragraph under the Terms of the Offering subsection of the Plan of Distribution section on page 15.

2. Since repayment of the Notes has been extended to 2 years from the date of the loans, and the offering will be either closed or terminated long before that date, we feel this disclosure is no longer relevant. We have revised all disclosures relating to repayment of the notes in 12 months to repayment in 24 months. Please see the second paragraph in the Summary of Prospectus section on page 5; Footnote 1 in the Use of Proceeds section on page 11; and the updated MD& A disclosures on page 26 regarding the due date of the notes.

3. Please see the last sentence of the second paragraph on page 5.






4-5. We began selling vehicles in November 2004, but we didn't officially hold our grand opening and start selling from our car lot and website until February 2005. We have revised disclosures throughout the registration statement to reflect the same. Please see the first paragraph in the Summary of Prospectus on page 5; the last risk factor on page 7; the first risk factor on page 8; the updated disclosures in Note 2 in the Use of Proceeds section on pages 12-13; the first paragraph of the Description of Business section on page 20; and the updated MD&A section on pages 25-26.

6. Please see the first paragraph in the Summary of Prospectus section on page 5 and Footnote 1 under the table in the MD&A section on page 25.

Financial Statements
Note 1 - Nature and continuance of operations
---------------------------------------------
7. Please see the revised Note 1 to the financial statements at page 39.

Thank you for your kind assistance in the review of our registration statement to ensure it complies with all disclosure requirements. Please contact the undersigned if you have any further questions or comments.

Sincerely,

/s/ Vincent Markovitch, President


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